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                                                                  EXHIBIT(a)(7)

                                  PRESS RELEASE

             TENDER OFFER FOR FIRST OF MICHIGAN CAPITAL CORPORATION
                        BY FAHNESTOCK VINER HOLDINGS INC.

NEW YORK, NEW YORK, JUNE 12, 1997. -- First of Michigan Capital Corporation ("First of Michigan") (FMG on CSE) and Fahnestock Viner Holdings Inc. ("Fahnestock") (FVH on NYSE and FHV.A on TSE) announced today that a wholly owned subsidiary of Fahnestock will commence a tender offer to acquire all the outstanding common stock of First of Michigan at a purchase price of US$15.00 per share, net to the seller in cash. As of May 14, 1997, there were 2,497,764 shares outstanding. First of Michigan common stock is traded on the Chicago Stock Exchange.

First of Michigan stockholders holding approximately 57% of its outstanding common stock have entered into a Stock Purchase Agreement pursuant to which their shares will be purchased, also for US$15 per share, following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and expiration of the tender offer. Purchase of the shares under the Stock Purchase Agreement is not conditioned upon the success of the tender offer. Under the terms of the Stock Purchase Agreement, the selling stockholders have agreed to place the shares of


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common stock to be purchased,  and Fahnestock's  subsidiary has agreed to place the purchase price, in escrow pending closing.

The selling stockholders who are parties to the Stock Purchase Agreement also have agreed to use their best efforts to cause certain related persons, who currently hold approximately 120,000 shares (approximately 5%) of First of Michigan common stock, to tender their shares in response to the tender offer.

The Board of Directors of First of Michigan has approved the tender offer subject to receiving a fairness opinion. The tender offer will not be conditioned upon any minimum number of shares being tendered. Consummation will occur subsequent to the expiration of the waiting period under the Hart-Scott-Rodino Act.

It is expected that Mr. Albert G. Lowenthal, Chairman and CEO of Fahnestock Viner Holdings Inc., will be appointed CEO by the Board of Directors of First of Michigan upon expiration of the waiting period under the Hart-Scott-Rodino Act.

Fahnestock Viner Holdings Inc., through its principal subsidiary, Fahnestock & Co. Inc., is engaged in securities brokerage and trading and offers investment advisory and related financial services. Fahnestock employs approximately 525 investment


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executives and operates 49 retail branch offices principally in the U.S.
Northeast, Midwest and Florida.

First of Michigan Capital Corporation is engaged in securities brokerage and trading and investment banking. First of Michigan Capital is a member firm of the New York Stock Exchange. First of Michigan Capital employs approximately 280 investment executives and operates 34 retail branch offices of which 33 are located in Michigan.

                                    * * * * *
For further information, contact:

Albert G. Lowenthal, Chairman and Chief Executive Officer
Fahnestock Viner Holdings Inc.
(212) 668-8000

Mark Shobe, President
First of Michigan Capital Corporation
(313) 259-2600


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